SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1995


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                  COMARCO, Inc.
                           SAVINGS AND RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  COMARCO, Inc.
                       22800 Savi Ranch Parkway Suite 214
                              Yorba Linda, CA 92687

Item 1:    Changes in the Plan.

     The Plan was restated in 1992 with an effective date of January 1, 1989, to incorporate all amendments to the Plan as of that date. In January 1993, the Plan was amended to change Weapons Support Division's Company contribution to 100% of an Employee's contribution up to 3%, and to change the Company's contribution level for the restrictive COMARCO company stock from 150% to 100%. The Plan was restated in 1994 with an effective date of January 1, 1989 to incorporate all amendments to the Plan as of that date. The Plan received an IRS determination letter incorporating all TRA-86 requirements on February 9, 1995.

Item 2:    Changes in Investment Policy.

     None.

Item 3:    Contributions Under the Plan.

     The Plan provides benefits to eligible employees. Employees who have three months of service, are at least 20 1/2 years of age and who make basic contributions may participate in the Plan. In 1994 the Company contributed 100% of an Employee's contribution up to 3% of the Employee's eligible earnings. Forfeitures of terminated participants non-vested accounts will be used to offset plan expenses. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan.

Item 4:    Participating Employees.

     At December 31, 1995, approximately 458 employees were participants in the Plan.

Item 5:    Administration of the Plan.

         (a)      From January 1, 1986 to September 2, 1988
                    The Administration Committee:
                      Don M. Bailey
                      Vice President
                      Corporate Development
                      COMARCO, Inc.
                      160 South Old Springs Road
                      Anaheim, California 92808

                      Barbara A. Willey
                      Corporate Controller
                      COMARCO, Inc.
                      160 South Old Springs Road
                      Anaheim, California 92808

                   From January 1, 1986 to September 17, 1987
                      James C. Quibodeaux
                      Senior Vice President, Finance
                      COMARCO, Inc.
                      160 South Old Springs Road
                      Anaheim, California 92808

                   From September 17, 1987 to September 2, 1988
                      Peter McKane
                      Senior Vice President, Finance
                      COMARCO, Inc.
                      160 South Old Springs Road
                      Anaheim, California  92808

                   From September 2, 1988 to present
                      COMARCO, Inc.
                      22800 Savi Ranch Parkway, Suite 214
                      Yorba Linda, California  92687

          (b)   The Plan does not compensate the Plan Administrator.

Item 6:    Custodian of Investments.

          (a) The custodian of investments is SBS Trust Company. Its address is 201 North Walnut St. Suite 905, Wilmington, DE 19801.

               (b) The total amount paid for trustee and cash management fees by the Plan was $48,245, $23,628, and $29,340, during 1995,
                    1994, and 1993, respectively. The total amount of compensation paid for management and recordkeeping fees for the Plan was $14,200, $29,094, and $56,860, for the fiscal years ended December 31, 1995, 1994, and 1993, respectively.

Item 7: Reports to Participating Employees.

     Each year participants receive a Summary Annual Report and statements of the total Plan benefits accrued and the nonforfeitable (vested) Plan benefits.

Item 8:    Investment of Funds.

     Inapplicable.

Item 9:    Financial Statements and Exhibits.

         (a)   Financial Statements - As listed in the Index at Page 2.

         (b)   Exhibits - None

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                         COMARCO, Inc. SAVINGS AND
                                         RETIREMENT PLAN


                                     BY:
                                         -----------------------------------
                                         Don M. Bailey
                                         President & Chief Executive Officer
                                         COMARCO, Inc.


DATE:      June 19, 1996

                                  COMARCO, INC.


                           SAVINGS AND RETIREMENT PLAN


                              FINANCIAL STATEMENTS
                       (Including Supplemental Schedules)

                           December 31, 1995 and 1994



                   (With Independent Auditors' Report Thereon)

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN



                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                                                                     Page
                                                                     ----

Independent Auditors' Report                                           3

Statements of Net Assets Available for Plan Benefits
  as of December 31, 1995 and 1994                                     4

Statements of Changes in Net Assets Available for Plan
  Benefits for the Years Ended December 31, 1995, 1994 and 1993        5

Notes to Financial Statements                                          6



SUPPLEMENTAL SCHEDULES

Schedule 1 - Item 27a - Schedule of Assets Held for
             Investment Purposes as of December 31, 1995              13

Schedule 2 - Item 27d- Schedule of Reportable Transactions
             Year Ended December 31, 1995                             14


     The additional schedules required under the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor are not presented because they are not applicable or are not a required disclosure.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
COMARCO, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the COMARCO, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits of the Plan's financial statements as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                                   KPMG Peat Marwick LLP


McLean, Virginia
June 21, 1996

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                           December 31, 1995 and 1994



                                                                  1995             1994
                                                                  ----             ----
ASSETS
Cash and cash equivalents (Note 4)                           $   167,000       $   184,000

Employer contributions receivable                                 70,000           103,000

Employee contributions receivable                                      -            74,000

Interest and dividends receivable                                  2,000            93,000

Investment in 187,351 shares in 1995 and
458,296 shares in 1994 of COMARCO common
stock, at fair value  (Note 4)                                 2,717,000         3,838,000

Investment in mutual funds, at fair value (Note 4)             8,252,000         5,441,000

Investment in investment contracts,
at contract value (Note 4)                                       852,000         1,446,000

Participant Loans                                                218,000                --
                                                             -----------       -----------

    Total Assets                                              12,278,000        11,179,000


LIABILITIES

Fees payable (Note 6)                                              4,000            22,000
                                                             -----------       -----------

Net assets available for Plan benefits                       $12,274,000       $11,157,000
                                                             ===========       ===========

See accompanying notes to the financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                  Years Ended December 31, 1995, 1994 and 1993


                                                     1995                1994             1993
                                                     ----                ----             ----
Net assets available for Plan benefits,
  beginning of year                               $11,157,000       $ 9,276,000        $9,270,000
                                                  -----------       -----------        ----------

Additions:
  Contributions:
    Employer Regular                                  599,000           566,000           542,000
    Employer SCA                                            -             4,000            28,000
    Employee                                        1,498,000         1,156,000         1,089,000
  Interest and dividends                              164,000           324,000           386,000
  Realized and unrealized appreciation
      of investments (Note 4)                       2,571,000         1,710,000            98,000
                                                  -----------       -----------        ----------

      Total additions                               4,832,000         3,760,000         2,143,000
                                                  -----------       -----------        ----------

Deductions:
  Plan distributions                                2,571,000         1,527,000         1,732,000
  Realized and unrealized depreciation
     of investments (Note 4)                                -           266,000           325,000
  Administrative expenses (Note 6)                     66,000            86,000            80,000
                                                  -----------       -----------        ----------

  Total deductions                                  2,637,000         1,879,000         2,137,000
                                                  -----------       -----------        ----------

Transfer of shares to Employee Stock
  Ownership Plan (Note 3)                          (1,078,000)                -                 -
                                                  ------------      -----------        ----------

Net assets available for Plan benefits,
      end of year                                 $12,274,000       $11,157,000        $9,276,000
                                                  ===========       ===========        ==========

See accompanying notes to the financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1995, 1994 and 1993

1. Description of the Plan

The following  description  of the COMARCO,  Inc.  Savings and  Retirement  Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General. The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. ("the Company" or "the Plan Sponsor") who have three months of service and are age 20 1/2 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A restatement of the Plan agreement was completed on December 7, 1994 and incorporated all previous amendments. The Plan received an IRS determination letter for the Plan document incorporating all TRA-86 requirements on February 9, 1995.

     Contributions. Employee contributions to the Plan may range from 1% to 15% of eligible earnings. In 1993, the Plan Sponsor adopted a plan amendment effective January 1, 1993 which standardized the Company's matching contribution to 100% of the first 3% of earnings by a participant. Service Contract Act (SCA) contributions represent employer contributions of health and welfare benefits as required for certain Company employees covered by the SCA. The Company began making required SCA employee benefit payments in cash in 1994, rather than as Plan contributions. All forfeitures of terminated participants' non-vested accounts are used to offset Plan expenses. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan.

     Participant Accounts. Each participant's account is credited with the participant's contribution and the Company's matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Loans. Effective January 1, 1995, the Plan permits participants to obtain loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods.

     Vesting. Participants are vested at all times in their voluntary contributions and, in certain circumstances, the matching Company contributions plus actual earnings thereon. Company contributions generally vest over a 7 year graded vesting schedule. Exceptions to this graded vesting are the Company contributions which are invested in the Company's Stock-100 Fund, as well as SCA contributions, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

     Payment of Benefits. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $3,500 may elect to delay receiving benefits until reaching age 65.

2.  Significant Accounting Policies

     Accounting Method - The Plan prepares its financial statements on the accrual basis of accounting.

     Reclassification - Certain prior year amounts have been reclassified to conform to the 1995 presentation.

     Investments - The Plan's investments are stated at fair value in the accompanying statements of net assets available for plan benefits except for its investment in investment contracts, which are valued at their respective contract values. Fair value is determined based on quoted market prices. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis.

3.  Employee Stock Option Plan

The assets of the Plan as of December 31, 1994 and 1993 include shares of Company stock formerly held in the Company's Employee Stock Option Plan ("ESOP"), which were combined into the Savings and Retirement Plan. In 1995, the Company received approval from the Internal Revenue Service to terminate the ESOP, and consequently the former ESOP shares were transferred from the Savings and Retirement Plan back to the ESOP.

4. Investments

All amounts contributed to the Plan have been deposited with the Funding Agent, SBS Trust. Participant contributions to the Plan are made to one of the 7 investment options (Stable Value, Long Term Bond, Small Cap Growth, Large Cap Growth, Large Cap Value, International, or Company Stock) as designated by the participant. All investment options other than COMARCO shares are provided through the Smith Barney TRAK program, and consist of fund shares. The Stable Value option is a blend of individual investment contracts (purchased by COMARCO and not yet matured) and the Consulting Group Capital Markets (CGCM) Stable Value Fund. The average yields earned on guaranteed investment contracts for the years ended December 31, 1995 and 1994 were 5.1% in each year.

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                             December 31, 1995                       December 31, 1994
                                       --------------------------------        -------------------------------
Identity of Party and                   Shares or          Carrying          Shares or               Carrying
Description of Asset                   Principal Amount     Amount         Principal Amount           Amount
- ---------------------                  ----------------    ---------       ----------------          ---------
Cash and Cash Equivalents:
SBS Short Term
    Investment Fund                                     $     167,000                            $          --
Bank of America Short Term
    Investment Fund                                                --                                  184,000
                                                        -------------                                  -------

Total Cash and Cash Equivalents                         $     167,000                            $     184,000
                                                        -------------                            -------------

Investments:
Guaranteed Investment Contracts:
    Pacific Corinthian,  5.14%
          due 10/31/97                                             --                                  596,000
    Other                                                     852,000                                  850,000
                                                              -------                            -------------

Total Investment Contracts                                    852,000                                1,446,000
                                                              -------                            -------------

Mutual Funds:
    Phoenix Investment Growth Fund                                 --             60,000             1,172,000
    Vanguard/Wellesley Income Fund                                 --             81,000             1,373,000
    SBS TRUST GIC Income Fund                                                    249,000             2,896,000
    CGCM Small Cap Growth Fund             95,000           1,490,000                 --                    --
    CGCM Large Cap Growth Fund            104,000           1,275,000                 --                    --
    CGCM Large Cap Value Fund             151,000           1,652,000                 --                    --
    CGCM International Fund                91,000             952,000                 --                    --
    CGCM Long Term Bond                   105,000             893,000                 --                    --
    CGCM Stable Value Fund                226,000           1,990,000                 --                    --
                                                        -------------                            -------------

Total Mutual Funds                                          8,252,000                                5,441,000
                                                        -------------                            -------------

Participant Loans                         218,000                                     --

COMARCO common stock                      187,000           2,717,000            458,000             3,838,000
                                                        -------------                            -------------

Total Investments                                       $  12,206,000                            $  10,909,000
                                                        =============                            =============

5. Changes in Net Assets by Investment Program.

The changes in net assets by investment program for the years ended December 31, 1993, 1994 and 1995 are as follows:

                               Stable Value      Equity Growth      Balanced        Stock           Holding
                                   Fund              Fund             Fund           Fund            Fund         Total
                               ------------      -------------     ----------      ----------       -------      -----------
Net assets available
  for plan benefits
  January 1, 1993              $4,702,000        $1,169,000        $  361,000      $3,032,000       $ 6,000      $9,270,000

Additions:
  Contributions:
    Employer Regular              208,000            82,000            85,000         167,000            --         542,000
    Employer SCA                   28,000                --                --              --            --          28,000
    Employee                      444,000           207,000           231,000         207,000            --       1,089,000
  Interest & dividends            278,000            45,000            60,000           1,000         2,000         386,000
  Realized & unrealized
    appreciation of
    investments                        --            10,000             1,000          87,000            --          98,000

Transfers between
  Funds                          (273,000)         (102,000)          329,000         (26,000)       72,000              --

Deductions:
  Plan distributions              923,000           144,000            91,000         574,000            --       1,732,000
  Realized & unrealized
    depreciation of
    investments                     9,000             4,000                --         312,000            --         325,000
  Administrative
    expenses                        4,000                --                --              --        76,000          80,000
                               ----------        ----------        ----------      ----------       -------      ----------
Net assets available
  for plan benefits
  December 31, 1993            $4,451,000        $1,263,000        $  976,000      $2,582,000       $ 4,000      $9,276,000
                               ==========        ==========        ==========      ==========       =======      ==========

                              Stable Value      Equity Growth      Balanced        Stock           Holding
                                   Fund              Fund             Fund           Fund            Fund         Total
                               ------------      -------------     ----------      ----------       -------      -----------

Net assets available
  for plan benefits
  January 1, 1994              $4,451,000        $1,263,000          $976,000      $2,582,000       $ 4,000      $9,276,000

Additions:
  Contributions:
    Employer                      162,000            73,000           145,000         155,000        31,000         566,000
    Employer SCA                    4,000                --                --              --            --           4,000
    Employee                      369,000           207,000           390,000         190,000            --       1,156,000
  Interest & dividends            157,000            66,000           101,000              --            --         324,000
  Realized & unrealized
    appreciation of
    investments                   108,000             1,000             5,000       1,596,000            --       1,710,000

Transfers between
  Funds                           (61,000)          (62,000)          146,000         (51,000)       28,000              --

Deductions:
  Plan distributions              594,000           201,000           155,000         577,000            --       1,527,000

  Realized & unrealized
  depreciation of
  investments                      13,000            82,000           156,000          15,000            --         266,000

  Administrative
    expenses                        9,000                --                --              --        77,000          86,000
                               ----------        ----------        ----------      ----------       -------      ----------
Net assets available
  for plan benefits
December 31, 1994              $4,574,000        $1,265,000        $1,452,000      $3,880,000      ($14,000)    $11,157,000
                               ==========        ==========        ==========      ==========       ========    ===========

                                        Stable Value  Equity Growth   Balanced        Stock                      Long Term
                                            Fund          Fund          Fund          Fund      International      Bond
                                      -------------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1995                       $4,574,000    $1,265,000    $1,452,000    $3,880,000            ---           ---


Additions:
   Contributions:
     Employer                               101,000           ---           ---        47,000         69,000        45,000

     Employee                               298,000           ---           ---       108,000        207,000       141,000

   Interest and dividends                    44,000           ---           ---         1,000         15,000        41,000

   Realized and unrealized appreciation     138,000           ---           ---     1,256,000         80,000        96,000
      of investments

Transfer between funds                   (1,373,000)   (1,230,000)   (1,378,000)     (944,000)       671,000       751,000

Deductions:
   Plan distributions                       940,000        35,000        74,000       553,000         88,000       178,000
   Realized and unrealized depreciation
      of investments                            ---           ---           ---           ---            ---           ---
   Administrative expenses                      ---           ---           ---           ---          2,000         3,000
                                      -------------------------------------------------------------------------------------

 Subtotal                                $2,842,000           ---           ---    $3,795,000       $952,000      $893,000

Transfer of shares to Employee Stock
    Ownership Plan (Note 3)                     ---           ---           ---    (1,078,000)           ---           ---

                                      -------------------------------------------------------------------------------------

Net assets available for plan benefits
    December 31, 1995                    $2,842,000           ---           ---    $2,717,000       $952,000      $893,000
                                      =====================================================================================

5.  Changes in Net Assets by Investment Program (table continued)

                                          Large Cap     Large Cap     Small Cap    Participant     Holding/
                                            Growth         Value        Growth         Notes         Other          Total
                                          -------------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1995                              ---           ---           ---           ---       ($14,000)  $11,157,000


Additions:
   Contributions:
     Employer                                69,000        71,000        99,000           ---         98,000       599,000

     Employee                               213,000       232,000       299,000           ---            ---     1,498,000

   Interest and dividends                     6,000        36,000           ---         8,000         13,000       164,000

   Realized and unrealized appreciation     266,000       343,000       392,000           ---            ---     2,571,000
      of investments

Transfer between funds                      936,000     1,225,000       927,000       210,000        205,000           ---

Deductions:
   Plan distributions                       212,000       251,000       223,000           ---         17,000     2,571,000
   Realized and unrealized depreciation
      of investments                            ---           ---           ---           ---            ---           ---
   Administrative expenses                    3,000         4,000         4,000           ---         50,000        66,000
                                      -------------------------------------------------------------------------------------

 Subtotal                                $1,275,000    $1,652,000    $1,490,000      $218,000       $235,000   $13,352,000

Transfer of shares to Employee Stock
    Ownership Plan (Note 3)                     ---           ---           ---           ---            ---    (1,078,000)

                                      -------------------------------------------------------------------------------------

Net assets available for plan benefits
    December 31, 1995                    $1,275,000    $1,652,000    $1,490,000      $218,000       $235,000   $12,274,000
                                      =====================================================================================

6. Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent they are not paid by the Company. Total Plan expenses of approximately $66,000, $86,000 and $80,000 in 1995, 1994 and 1993 respectively, were paid by the Plan. Plan expenses accrued as of December 31, 1995 and 1994 are $4,000 and $22,000, respectively.

7.Plan Distributions

Partial distributions are made to participants who withdraw from the Plan before the final accounting for the plan year is completed. Amounts payable to participants who have withdrawn were estimated to be approximately $200,000 and $500,000 at December 31, 1995 and 1994, respectively.

8.Income Tax Status

The Internal Revenue Service (IRS) has issued a determination letter that the Plan, as amended in 1994, constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and that the Trust is exempt from Federal income taxes under the provisions of Section 501(a).

9.Plan Termination

The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate it by the adoption or execution of appropriate resolutions. Upon termination of the Plan, a participant's fund share shall become 100% vested and shall become payable in accordance with the "payment of benefits" article of the Plan.

10. Form 5500

The Form 5500 annual reports show benefits payable to terminated and in-service participants as a liability. This liability amounts to approximately $200,000 and $500,000 at December 31, 1995 and 1994, respectively, which includes amounts payable to in-service employees of approximately none and $20,000, respectively. These benefits payable to plan participants are disclosed as components of net assets available for benefits for terminated and continuing participants rather than as a liability of the Plan in these financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
           Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1995

Identity of issue,     Description of investment
borrower, lessor       including maturity date, market                                          Fair
or similar party       quote, and rate of interest                             Cost             Value
- ------------------     ---------------------------------------------         ---------        ---------
SBS TRUST              Short Term Investment Fund                              167,835          167,835

CGCM                   Consulting Group Cap Mkts Fund 104,777 shares           817,596          892,703
                       of Long Term Bond Investments Fund

CGCM                   Consulting Group Cap Mkts Fund 150,600 shares         1,368,150        1,652,079
                       of Large Cap Value Equity Investments Fund

CGCM                   Consulting Group Cap Mkts Fund 91,456 shares            905,723          952,054
                       of International Equity Investments Fund

CGCM                   Consulting Group Cap Mkts Fund 104,100 shares         1,093,073        1,275,228
                       of Large Cap Growth Equity Investments Fund

CGCM                   Consulting Group Cap Mkts Fund 94,597 shares          1,364,805        1,489,906
                       of Small Cap Growth Equity Investments Fund

CGCM                   Consulting Group Cap Mkts Fund 225,870 shares         1,896,318        1,989,918
                       of Stable Value Investments Fund

COMARCO, Inc.*         COMARCO, Inc. common stock                            1,150,949        2,716,590
                       187,351 shares, quote 14.50

Integrity Life         Integrity Life                                          193,074          193,074
                       Guaranteed Investment Contract,
                       5.15%, due 10/25/96

Pacific Corinthian     Pacific Corinthian                                      135,831          135,831
                       Guaranteed Investment Contract,
                       5.14%, due 12/31/16

Pacific Corinthian     Pacific Corinthian                                      423,515          423,515
                       Guaranteed Investment Contract,
                       5.14%, due 12/31/16

Pacific Corinthian     Pacific Corinthian                                       99,261           99,261
                       Guaranteed Investment Contract,
                       5.14%, due 12/31/16

SBS TRUST              Participant Loans                                       217,729          217,729
                       COMARCO, Inc.
                       Various dates and rates of 9% to 10%
                                                                             ---------       ----------
                                                                             9,833,859       12,205,723
                                                                             =========       ==========

*COMARCO, Inc. is a party in interest to the Plan.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1995

                                                                                                  Cost of Asset
Identity of Party                                            Purchase      Selling      Cost of   on Transaction   Net Gain
    Involved            Description of Asset                  Price         Price        Asset        Date         or (Loss)
- -----------------------------------------------------------------------------------------------------------------------------
Purchases:

Smith Barney Trust    RDA Cash Reserve Account             12,323,321      ---        12,323,321    12,323,321      ---
Smith Barney Trust    CGCM Small Cap Growth Fund            1,602,913      ---         1,602,913     1,602,913      ---
Smith Barney Trust    CGCM Large Cap Growth Fund            1,294,172      ---         1,294,172     1,294,172      ---
Smith Barney Trust    CGCM Large Cap Value Fund             1,590,089      ---         1,590,089     1,590,089      ---
Smith Barney Trust    CGCM International Fund               1,072,012      ---         1,072,012     1,072,012      ---
Smith Barney Trust    CGCM Long Term Bond Fund              1,015,892      ---         1,015,892     1,015,892      ---
Smith Barney Trust    CGCM Stable Value Fund                3,115,146      ---         3,115,146     3,115,146      ---


Sales:

Bank of America       The Phoenix Growth Series               ---         1,225,145    1,350,700     1,225,145     (125,555)
Bank of America       SBS Trust GIC Income Fund 4             ---         3,003,548    2,904,478     3,003,548       99,070
Bank of America       Vanguard/Wellesley Income Fund, Inc.    ---         1,372,310    1,499,469     1,372,310     (127,159)
Smith Barney Trust    RDA Cash Reserve Account                ---        12,162,496   12,162,496    12,162,496      ---
Smith Barney Trust    Pacific Corinthian GIC                  ---           596,000      596,000       596,000      ---
Smith Barney Trust    CGCM Stable Value Fund                  ---         1,268,863    1,218,828     1,268,863       50,035
Smith Barney Trust    COMARCO Stock                           ---         1,227,220      649,175     1,227,220      578,045

This schedule of reportable transaction represents a series of transactions involving the same issue during the year ended December 31, 1995, which amounts in the aggregate to more than 5 percent ($558,000) of the fair value of total plan assets as of January 1, 1995.